

June 18, 2010

Laurence M. Downes
Chief Executive Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, NJ 07719

> **Re:** **New Jersey Resources Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Filed November 30, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 14, 2009**
> **File No. 001-08359**

Dear Mr. Downes:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Overview, page 23

1. Please expand your overview discussion to provide a discussion and analysis of known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your

disclosures that you expect your new customer annual growth rate to be approximately 1.2% over the next two years, the impact of natural gas prices on your business and cost of the remediation of old gas plant sites. As applicable, please discuss the impact of these trends or any other material trend and whether you expect the trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance, especially in light of the variation in your results of operations over the past few years. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Financial Statements

Note 7. Long-Term Debt, Dividends and Retained Earnings Restrictions, page 84

2. We note your disclosure regarding the restrictions as to cash dividends and other distributions on NJNG's common stock. To the extent restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year, please disclose the amount of such restricted net assets as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.

Note 9. Stock Based Compensation, page 86

Restricted Stock, page 88

3. Please disclose for the most recent year for which an income statement is provided the number and weighted-average grant date fair value for each of the following groups of restricted shares: (a) those nonvested at the beginning of the year, (b) those nonvested at the end of the year, and those (c) granted, (d) vested, or (e) forfeited during the year. Refer to FASB ASC 718-10-50-2.c. For each year for which an income statement is provided, please disclose the weighted average grant-date fair value of restricted stock granted during the year and the total fair value of restricted shares vested during the year.

Note 10. Employee Benefit Plans, page 88

4. Please disclose how you calculate the market related value of plan assets as that term is defined in FASB ASC 715-30-20. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with FASB ASC 235-10-50-3.

Note 14. Business Segment and Other Operations Data, page 97

5. For each reportable segment, please separately disclose revenues from external customers and revenues from transactions with other operating segments. Please also disclose the amount of investment in equity method investees and total expenditures for additions to long-lived assets. Refer to FASB ASC 280-10-50.

Exhibits 31.1 and 31.2

6. Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In this regard, please revise your certifications to include the parenthetical language specified in paragraph 4.d. Also in paragraph 4.d. it currently states ". . . or is reasonable likely to adversely affect. . .," whereas the prescribed wording is ". . . or is reasonably likely to materially affect. . ." Please revise.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Awards, page 24

Commitment to Stakeholders Component, page 26

7. It is unclear if the achievement of any of the objectives or metrics that you list here – safety, reliability and competitively priced service, customer satisfaction, etc. – are based upon the achievement of any objective criteria. Please advise. Please also tell us what you mean when you indicate that an "overall average measurement is obtained" and how this measurement correlates to the performance percentages you set forth below. In other words, if only an average measurement is obtained, please tell us where that measurement falls as it relates to the target, threshold and stretch goals you describe below. We may have further comment.

8. We note your indication on page 28 that "the LDCC determined to use its discretion based upon reviewing the 2009 OIP in its entirety, market conditions and individual performance results." Please explain how the exercise of the LDCC's discretion altered the amounts of the awards that were made, if they were not based upon the 106% formula amount. As an example only, we note that Mr. Sheilds' award appears to be at a level substantially higher than the amount disclosed on page 24.

Performance-Based Restricted Stock Awards, page 30

9. Please revise to provide the net financial earnings per share targets for your performance based restricted stock awards. If disclosure of the targets would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robyn Manuel, Staff Accountant at (202) 551-3823 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director